

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05046134

March 2, 2005

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Act: 1934
Section: 14A-8
Rule:
Public Availability: 3/2/2005

Re: Viacom Inc.

Dear Mr. Fricklas:

This is in regard to your letter dated March 1, 2005 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order for inclusion in Viacom's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Viacom therefore withdraws its January 20, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.



Sincerely,

Mark F. Vilardo
Special Counsel

cc: (Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

Tel 212 258 6070
Fax 212 258 6099
E-mail: michael.fricklas@viacom.com

VIA DHL

VIACOM

January 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(i)(7) and 14a-8(i)(3)

Ladies and Gentlemen:

Viacom Inc., a Delaware corporation (the "Company"), is filing this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2005 annual meeting of stockholders (the "Annual Meeting"). A copy of the Proposal, as well as the correspondence with the proponent, is attached hereto as Exhibit A. The Company respectfully requests the advice of the Division of Corporation Finance (the "Staff") that it will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below.

The Company intends to file its definitive Proxy Materials for the Annual Meeting with the Commission on or about April 15, 2005, and the Company's Annual Meeting is scheduled to occur on May 26, 2005.

Background

The Proposal asks that the Board's Compensation Committee, when setting executive compensation, include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet. The supporting statement that accompanies the proposal discusses matters relating to the portrayal of smoking in films, in particular youth-rated films.

The Company received a similar proposal from the same proponent in connection with its 2004 annual meeting (the "2004 proposal"). The 2004 proposal dealt exclusively with the issue of the portrayal of smoking in youth-rated films and other programming, and asked the Company to, among other things, create a committee consisting of the outside directors of the Company to review data linking tobacco use by teens with tobacco use in youth-rated movies. The Company submitted a no-action request with respect to the 2004 proposal to the Staff in January 2004. The proponent subsequently withdrew the 2004 proposal and the Company withdrew its request for no-action relief.

Discussion

The Proposal is properly excludable under Rule 14a-8(i)(7) as it relates to the ordinary business operations of the nature, presentation and content of films and programming

Rule 14a-8(i) sets forth grounds on which a company may rely to exclude a shareholder proposal if such proposal is otherwise in compliance with the eligibility and procedural requirements of Rule 14a-8. One of these grounds is that the proposal deals with a matter relating to the company's "ordinary business operations."

Within the past six weeks, the Staff has twice considered the very same proposal as the Proposal (although submitted by different proponents and slightly modified in the supporting statements to include statistics relating to the specific company involved). *See General Electric Company* (January 10, 2005) and *The Walt Disney Company* (December 14, 2004). In each case, the Staff granted the company's request to exclude the proposal, stating "[t]here appears to be some basis for your view that [GE/Disney] may exclude the proposal under rule 14a-8(i)(7), as relating to [GE/Disney's] ordinary business operations. In this regard, *we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production.* Accordingly, we will not recommend enforcement action..." (emphasis added). *See General Electric Company* (January 10, 2005); *The Walt Disney Company* (December 14, 2004).

The Company believes that it is in exactly the same situation as General Electric and Walt Disney with respect to the underlying purpose of the proponent's Proposal. The supporting statement to the Proposal relates almost exclusively to the topic of the alleged link between teen smoking and the portrayal of smoking in films, rather than executive compensation, the supposed focus of the Proposal. Further, as with the Walt Disney proposal, the proponent's cover letter to the Proposal makes no reference to executive compensation, but rather states "Last summer, I wrote to you about our concerns related to the issue of smoking, movies and teens...because I have not yet heard from you, we enclose the [Proposal]." Given this, coupled with other previous contact from the proponent with respect to youth smoking, the Company does not believe the proponent is truly focused on the issue of executive compensation, but rather is attempting to use this issue to establish a forum to discuss youth smoking.

The production, distribution and broadcasting of films and television programs are a core part of the Company's business. The Company produces programming for its television broadcast networks (CBS and UPN), its television stations and its cable networks, which include MTV Music Television, Showtime, Nickelodeon/Nick at Nite and BET. In addition, the Company produces and distributes films and television programs domestically and internationally through its Paramount, CBS and King World divisions. The Company's policies for the selection, development, production, distribution and broadcasting of its films and television programs, and its decisions relating thereto, are a fundamental part of its business operations.

In addition to the General Electric and Disney no-action letters cited above, the Staff has recently and consistently held that shareholder proposals to review the alleged correlation between youth smoking and the portrayal of smoking in films and television programs are excludable under Rule 14a-8(i)(7) as relating to the nature, presentation and content of films and television programming. *See General Electric Company* (January 10, 2005)(proposal requesting the GE Board report to shareholders on the impact on adolescent health from exposure to smoking in GE movies and programming and plans to minimize such impact excludable under Rule 14a-8(i)(7) as relating to ordinary business operations); *The Walt Disney Company* (December 7, 2004) (same proposal and result as *General Electric*); *Time Warner, Inc.* (February 6, 2004)(proposal requesting the formation of a committee of directors to "'review data linking tobacco use by teens with tobacco use in [the registrant's] youth-rated movies'" and "propose a series of 'findings' by this committee aimed at eliminating 'smoking or tobacco promotion' in Time Warner's films and television programs" similarly excludable under Rule 14a-8(i)(7)); *The Walt Disney Company* (November 10, 1997)(proposal requesting that the Board "'initiate a thorough and independent review' of various matters relating to the depiction of smoking in the Company's motion pictures and television programs and what influence such films and programs "'may have on youth attitudes and behaviors related to smoking'" excludable under Rule 14a-8(i)(7) as relating to "the Company's ordinary business operations *(i.e. the nature, presentation and content of programming and film production)*" (emphasis added)).

The Company does not believe that the thrust and focus of the Proposal relates to executive compensation. Rather, the Company believes that the Proposal truly relates to youth smoking, and is therefore appropriately excludable under Rule 14a-8(i)(7) as relating to the nature, presentation and content of film and television programming.

Even if the Proposal was truly about executive compensation instead of youth smoking, the Company still believes it would be appropriately excludable under Rule 14a-8(i)(7). The Staff reiterated its position on proposals relating to executive compensation in Staff Legal Bulletin No. 14A (July 12, 2002)("SLB 14A"):

> We agree with the view of companies that they may exclude proposals that relate to general employee compensation in reliance on rule 14a-8(i)(7)...we do not agree ...that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)(emphasis in original).

The Proposal does not relate only to senior executive and director compensation. Rather, the Proposal refers to "executive compensation" generally and the pay of "top officers" and "responsible officers." The Company and its subsidiaries have numerous executives, officers and employees whose role and responsibilities would place them in these categories. Accordingly, any implementation of the Proposal would have the potential to affect the compensation of a great number of employees above and beyond the Company's senior executives. Consistent with the guidance of SLB 14A, the Staff has permitted companies to exclude proposals under rule 14a-8(i)(7) that would impact employees other than senior executives. *See Reliant Resources, Inc.* (March 18, 2004)(shareholder proposal that the Board adopt an "executive compensation" policy limiting the number of annual stock options grants for individual officers or employees excludable under Rule 14a-8(i)(7)); *FirstEnergy Corp.* (February 6, 2004)(proposal relating to the compensation of the president, all levels of vice president, CEO, CFO and all levels of top management excludable under Rule 14a-8(i)(7) as relating to general compensation matters); *Minnesota Mining and Manufacturing Company* (March 4, 1999)(proposal to place limitations on the compensation of the "top 40 executives" and CEO excludable under Rule 14a-8(i)(7) as relating to ordinary business operations (i.e., general compensation matters)). Given the scope of the officers and employees contemplated by the Proposal, we believe the Proposal invokes the Company's general compensation practices and is therefore also properly excludable on this basis.

The Proposal is properly excludable under Rule 14a-8(i)(3) as it is inherently vague and its supporting statement does not relate to the subject matter of the Proposal

Rule 14a-8(i)(3) provides that shareholder proposals may be properly excluded if the proposal or supporting statement is contrary to the SEC's proxy rules. In Staff Legal Bulletin No. 14B (September 15, 2004)("SLB 14B"), the Staff recently clarified its position with respect to the exclusion of shareholder proposals in reliance on Rule 14a-8(i)(3). Of particular relevance to the Proposal, the Staff highlighted two situations when modification or exclusion of a proposal may be appropriate:

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...; and

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

With respect to the first situation, consistent with the position set forth in SLB 14B, the Staff has allowed companies to exclude proposals containing criteria that are vague and indefinite, even when such criteria refer to a specific point of reference or source. *See e.g., ConAgra Foods, Inc.* (May 14, 2004)(finding a proposal to prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines "vague and indefinite" under Rule 14a-8(i)(3)); *The Kroger Company* (February 24, 2004)(same proposal and result); *Alcoa Inc.* (December 24, 2002)(proposal that the company commit itself to the full implementation of the human rights standards set forth in the conventions of the International Labor Organization excluded as vague and indefinite). The Proposal is even more vague and indefinite than the proposals cited above as it gives no indication what "social responsibility and environmental performance" factors the compensation committee should consider. In fact, the Proposal mentions a variety of potential such factors, each of which are broadly stated and are completely unrelated, including sexual harassment, discrimination, protracted litigation, environmental accidents, workplace diversity and youth smoking. It is unclear whether these factors are meant solely as examples or as actual factors the proponent would have the compensation committee consider. Furthermore, even assuming that these are the factors the proponent wishes the compensation committee to consider, the factors are not defined or quantified, and no attempt is made to propose standards or goals relating to such factors, the achievement of which would be the criteria used in the executive compensation reviews. In addition, as discussed above, the Proposal's references to "top executives", "top officers" and "responsible officers" are so broad as to implicate numerous officers and employees. The Proposal fails to define critical terms or provide guidance on how the resolution should be implemented. The Company believes that neither its compensation committee nor its stockholders would be able to determine which factors, and what goals relating to such factors, the proponents would have the compensation committee consider, and to which employees the proponent would have the Proposal apply. Accordingly, the Proposal is too vague and indefinite for the Company and its shareholders to determine with any reasonably certainty its meaning and how it should be implemented and should therefore be properly excluded under Rule 14a-8(i)(3).

Similarly, the Company believes the Proposal is excludable under Rule 14a-8(i)(3) because the matter addressed by the supporting statement does not relate to the supposed subject matter of the Proposal – i.e. executive compensation. The supporting statement relates almost exclusively to the topic of the alleged link between teen smoking and the portrayal of smoking in films. The Proposal does not identify how the statistics cited in the supporting statement should be used by the compensation committee in connection with its consideration of executive compensation matters or establish a viable connection between the two disparate topics. The Company believes the proponent's true area of focus is the subject matter of the supporting statement, and that the proponent included matters relating to executive compensation in the Proposal in an attempt to circumvent potentially negative precedent with respect to the application of Rule 14a-8(i)(7) to the subject matter of the supporting statement. There are numerous precedents that allow the exclusion of supporting statements (or portions thereof) that are unrelated to the primary subject of the proposal, in particular as such statements may be misleading in violation of Rule 14a-9. *See Sara Lee Corporation* (March 11, 2004)(entire supporting statement excluded as unrelated to proposal on charitable contributions); *Albertsons, Inc.* (March 1, 2004)(Staff required the deletion of a discussion regarding farmed salmon and shrimp in proposal relating to annual elections for directors); *Dominion Resources, Inc.* (January 24, 2002)(proponent instructed to delete discussion of the relocation of the company's headquarters in supporting statement for proposal relating to poison pills); *Burlington Northern Sante Fe Corporation* (January 31, 2001) (permitting exclusion of statements regarding hazardous waste and environmental matters from a proposal on shareholder rights plans); *R.J. Reynolds Tobacco Holdings, Inc.* (January 23, 2001)(Staff permitted the exclusion of statements unrelated to the proposal to compensate directors solely in stock). If the Staff does not agree that the Proposal is excludable in its entirety based upon the arguments set forth in this letter, the Company asks that, at a minimum, it be permitted to exclude the supporting statement contained in the Proposal on the basis that it is unrelated to the subject matter of the Proposal.

Conclusion

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its conclusions that it may exclude the Proposal from the Company's 2005 Proxy Materials under Rule 14a-8(i)(7), or in the alternative, Rule 14a-8(i)(3). The Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the proponent.

If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (212) 258-6070 or fax (212) 258-6099. If the Staff is unable to concur with the Company's conclusions with respect to the excludability of the Proposal, the Company respectfully requests the opportunity to discuss the Proposal with members of the Staff prior to the issuance of any written response.

Very truly yours,



Michael D. Fricklas

Exhibit A

CORPORATE RESPONSIBILITY OFFICE
PROVINCE OF ST. JOSEPH OF THE CAPUCHIN ORDER
1015 North Ninth Street
Milwaukee, WI 53233
Phone: 414-271-0735
Fax: 414-271-0637
mikecrosby@aol.com

December 3, 2004

Sumner Redstone, Chief Executive Officer
Viacom, Inc..
1515 Broadway
New York, NY 10036-5794

Dear Mr. Redstone:

Last summer I wrote you about our concerns related to the issue of smoking, movies and teens. This was based on data that shows that youth seeing such movies are more likely than those who do not see such movies to take up the habit. However, because I have not yet heard from you, we enclose the following.

The Province of St. Joseph of the Capuchin Order has owned at least 200 shares of Viacom Inc Class A. common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership under separate cover.

I am hereby authorized, as the Corporate Responsibility Agent of the Province, to file the enclosed shareholder resolution for inclusion in the proxy statement for the next annual meeting of shareholders of Viacom, Inc. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope that the time between now and the printing of the proxy materials might be used for dialogue with the Company on the issue in a way that would be mutually beneficial.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

VIACOM/PARAMOUNT PICTURES:
CORPORATE GOVERNANCE

WHEREAS, the size of executive compensation, often deemed excessive, has become a major public as well as corporate issue. We believe that boards, in setting executive compensation, should consider the social responsibility and environmental performance, as well as the financial performance, of the company. We believe that:

- All too often top executives have received considerable increases in compensation packages even when the company's financial performance or social responsibility performance has been mediocre or poor.
- The relationship between compensation and the social responsibility and environmental performance is an important question. For instance, should the pay of top officers be reduced if the company is found guilty of systematic sexual harassment or race discrimination or poor environmental performance, especially if the result is costly fines or expensive, protracted litigation? Should responsible officers pay be on a business-as-usual scale in a year of a major environmental accident?
- Questions of this type deserve the careful scrutiny of our board and its Compensation Committee. Many companies are now using social responsibility criteria in setting executive compensation. For example, more than 25% of Fortune 100 companies report that they integrate workplace diversity or environmental criteria in setting their compensation packages and several (including ChevronTexaco, Coca-Cola and Proctor & Gamble) report that they use both of these criteria. Over 70% use at least one social responsibility criteria.
- When compensation is tied to social responsibility, better social responsibility performance will inevitably follow.

RESOLVED, the shareholders request the Board's Compensation Committee, when setting executive compensation, to include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet.

SUPPORTING STATEMENT

We believe that it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because:

- Exposure to smoking in motion pictures is the primary recruiter of new adolescent smokers in the United States (*The Lancet*, June, 2003). Controlling for all other factors, a longitudinal study of more than 2,500 adolescents found this exposure accounted for 52% of smoking initiation in the group.
- Those researchers also found that the promotional effect of on-screen exposure to tobacco use was largest among children of nonsmokers. Thus, exposure to smoking in movies can neutralize the positive effects of parental role modeling and parental opposition to smoking.
- Content analysis studies at the University of California-San Francisco found that, in the five years 1999-2003, 81% of all 72 live-action movies our Company released to theaters included smoking; 78% of our youth-friendly movies included smoking.
- In both 2002 and 2004 the government's Centers for Disease Control cited frequency of smoking in movies as a primary reason that youth smoking rates are dropping more slowly than earlier.

Expert commentary published in *The Lancet* has projected that eliminating smoking from future films rated G, PG and PG-13 would reduce by half the estimated 390,000 adolescents recruited by their exposure to such scenes in all U.S. releases and avert 50,000 future deaths a year from tobacco-related disease.

2005ViacomParamountCorpGov100105Final

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

11/12/04

Sumner Redstone, CEO
Viacom, Inc.
1515 Broadway
New York, NY 10036-5794

MS

Dear Sir,

Please be advised that as primary Custodian for the Province of St. Joseph of the Capuchin Order, The Bank of New York verifies the following information.

The Province of St. Joseph as Beneficial owner has continuously held ***260*** shares worth of **Viacom Inc.** Common Stock (CLS A & B), valued over $2,000.00 and has held it for at least one year prior to November 12, 2004.

Should you have any further questions, in reference to this matter, please feel free to reach me at (212) 635-8155 or via email @> jmcgough@bankofny.com

Thank you,



John J.McGough
Account Administrator

Cc: David Fitzsimmons / Michael Crosby

Allison S. Gray
Counsel

1515 Broadway
New York, NY 10036
Tel: 212-846-7821
Fax: 212-298-8460
allison.gray@viacom.com

VIACOM

Fax

To:	Reverend Michael Crosby, Province of St. Joseph of the Capuchin Order		
Fax:	414-271-0637	Pages (including cover):	5
Phone:	414-271-0735	Date:	December 17, 2004
From:	Allison Gray	cc:	
Re:	Shareholder Proposal		

Comments: Please see the attached.

190205v1

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Allison S. Gray
Counsel
Corporate, Transactions & Securities

Tel 212 258 7821
Fax 212 846 1433
e-mail: allison.gray@viacom.com


VIACOM

Reverend Michael H. Crosby
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Re: Shareholder Proposal

Dear Reverend Crosby:

We have received the shareholder proposal that you have submitted on behalf of the Province of St. Joseph of the Capuchin Order (the "Province") to Viacom Inc. under SEC Rule 14a-8.

Rule 14a-8 provides that you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit your proposal. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. As I believe you are aware, Viacom's Class A common stock is the only company security entitled to vote at our annual meeting of stockholders, and therefore eligible to present a shareholder proposal under Rule 14a-8. The evidence of ownership we received from The Bank of New York is not clear that the Province has owned the required amount of Class A common stock for one year prior to December 3, 2004 (the date of your proposal). Specifically, the letter from The Bank of New York states that "The Province of St. Joseph as Beneficial owner has continuously held 260 shares worth of Viacom *(CLS A&B)*, valued over $2,000 and has held it for at least one year prior to *November 12, 2004.*"

I am writing to request that you provide evidence, within 14 days of receiving this letter, of the Province's ownership of the required amount of Viacom Class A common stock. Please direct the evidence of ownership to my attention. If the Province does not have the required holdings of Class A common stock, then the proposal is not eligible to be presented at our stockholders meeting, and we respectfully request that you withdraw the proposal.

We appreciate your interest in Viacom.



Allison S. Gray
Assistant Secretary

December 17, 2004

cc: Michael D. Fricklas
Angeline C. Straka

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the

SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

MESSAGE CONFIRMATION DEC-17-2004 03:58 PM FRI

FAX NUMBER : 12122586134
NAME : LEGAL DEPT 51

NAME/NUMBER : 914142710637
PAGE : 5
START TIME : DEC-17-2004 03:55PM FRI
ELAPSED TIME : 03'02"
MODE : STD G3
RESULTS : [O.K]

✓ original sent by mail
✓ he called 12/29

Allison S. Gray
Counsel

1515 Broadway
New York, NY 10036
Tel: 212-846-7821
Fax: 212-298-8460
allison.gray@viacom.com


VIACOM

Fax

To:	Reverend Michael Crosby, Province of St. Joseph of the Capuchin Order		
Fax:	414-271-0637	Pages (including cover):	5
Phone:	414-271-0735	Date:	December 17, 2004
From:	Allison Gray	cc:	
Re:	Shareholder Proposal		

Comments: Please see the attached.

190205v1

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

12/21/04

Sumner Redstone, CEO
Viacom, Inc.
1515 Broadway
New York, NY 10036-5794

Dear Sir,

Please be advised that as primary Custodian for the Province of St. Joseph of the Capuchin Order, The Bank of New York verifies the following information.

The Province of St. Joseph as Beneficial owner has continuously held 75 shares worth of **Viacom Inc.** Common Stock (CLS A), valued over $2,000.00 and has held it for at least one year prior to December 3, 2004.

Should you have any further questions, in reference to this matter, please feel free to reach me at (212) 635-8155 or via email @> jmcgough@bankofny.com

Thank you,



John J.McGough
Account Administrator

Cc: David Fitzsimmons / Michael Crosby

Allison S. Gray
Counsel

1515 Broadway
New York, NY 10036
Tel: 212-846-7821
Fax: 212-298-8460
allison.gray@viacom.com

VIACOM

Fax

To:	Reverend Michael Crosby, Province of St. Joseph of the Capuchin Order		
Fax:	414-271-0637	Pages (including cover):	16
Phone:	414-271-0735	Date:	January 11, 2005
From:	Allison Gray	cc:	
Re:	Shareholder Proposal		

Comments: Please see the attached.

190205v1

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Allison S. Gray
Counsel
Corporate, Transactions & Securities

Tel 212 258 7821
Fax 212 846 1433
e-mail: allison.gray@viacom.com

VIA FACSIMILE (414) 271-0637

VIACOM

January 11, 2005

Reverend Michael H. Crosby
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Re: Shareholder Proposal

Dear Reverend Crosby:

As I believe you know, we have received the shareholder proposal (the "Proposal") you submitted on behalf of the Province of St. Joseph of the Capuchin Order as well as proof of the Order's ownership of Viacom Class A common stock.

As you may be aware, the SEC recently published a no-action letter granting a request submitted on behalf of Disney to exclude from its proxy materials a shareholder proposal that was identical to your Proposal (the only variation being the use of Disney-specific statistics in the supporting statement). See *The Walt Disney Company* (December 15, 2004) no-action letter, a copy of which is attached for your reference. In its response to Disney, the Division of Corporation Finance agreed that the proposal was excludable under Rule 14a-8(i)(7) as relating to Disney's ordinary business operations, specifically noting that "the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production."

Given this recent precedent, we are hoping that you will consider withdrawing your Proposal in advance of our submission of a no-action request to the SEC. If you wish to do so, we would appreciate hearing from you by Thursday, January 13th. My direct fax is (212) 298-8460.

As always, we appreciate your feedback and interest in Viacom.

Best regards,



Allison S. Gray
Assistant Secretary

Attachment

cc: Michael D. Fricklas
Angeline C. Straka

467761v1

2004 SEC No-Act. LEXIS 877

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

December 15, 2004

[*1] The Walt Disney Company

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 15, 2004

The proposal requests that the compensation committee, when setting executive compensation, include social responsibility and environmental criteria among the goals executives must meet.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. In this regard, we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production. Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Disney relies.

Sincerely,

Mark F. Vilardo
Special Counsel

INQUIRY-1: WACHTELL, LIPTON, [*2] ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

November 30, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel

450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by St. Joseph Health System et al. for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), in response to the November 23, 2004 letter from Paul M. Neuhauser on behalf of St. Joseph Health System, the Sisters of St. Francis of Philadelphia, the Sisters of St. Dominic of Racine, Wisconsin and the Ursuline Provincialate of the Eastern Province of the United States (collectively, the "Sponsors") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") submitted by the Sponsors for inclusion in the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). A copy of the Sponsors' November 23, 2004 [*3] letter is attached hereto as Annex A (the "Sponsors' Response Letter").

On October 15, 2004, we submitted a letter (the "Request Letter") on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance of the Commission (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2005 Proxy Materials. The Sponsors' Response Letter is the Sponsors' response to the Request Letter.

We are of the view that the Sponsors' arguments, as set forth in the Sponsors' Response Letter, are flawed and do not adequately address our arguments in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the 2005 Proxy Materials for each of the reasons given in the Request Letter: Rules 14a-8(i)(3) and 14a-8(i)(7). The reasons for our conclusions in these regards are described in the Request Letter and further articulated below. In addition, we feel compelled to bring to the Staff's attention several items presented in the Sponsors' Response Letter.

I. The Company May Exclude the Proposal Pursuant to Rules 14a-8(i)(3) and 14a-8(i)(7) [*4]

The Sponsors fail to adequately address the arguments for excluding the Proposal set forth in the Request Letter and, as a result, all of our detailed bases for exclusion of the Proposal pursuant to Rules 14a-8(i)(3) and 14a-8(i)(7), discussed in the Request Letter, need not be reiterated. However, we take note of certain inaccurate assertions made by the Sponsors and also further articulate certain of the Company's bases for exclusion.

With respect to the Company's Rule 14a-8(i)(3) ground for exclusion, the Sponsors state that the Staff has rejected "identical arguments" by issuers "with respect to proposals dealing with applying social and environmental criteria to executive compensation." As support for its contention, the Sponsors repeatedly cite a unique string of irrelevant no-action letters wherein the Staff declined exclusion pursuant to Rule 14a-8(i)(3). n1 The Sponsors' assertion to the contrary notwithstanding, *none* of these no-action letters "asked for the use of social and environmental criteria in setting executive compensation." Rather, each and every one of such no-action precedents involved proposals merely requesting the commissioning of a review and report [*5] with recommended changes on the compensation practices of the respective companies. The instant proposal is a fundamentally different exercise. A proposal, such as the Proposal, calling on a compensation committee to include mandatory criteria in setting executive compensation must be articulated with sufficient clarity so as to enable the shareholders, the Board of Directors of the Company (the "Board") and the compensation committee to evaluate what would be required should the proposal be adopted. Conversely, a proposal that merely seeks a review and report on a company's compensation practices is obviously not as restricted given the open-ended nature of such an exercise.

n1 Specifically, the Sponsors cite *Time Warner, Inc.* (February 22,]996), *Philip Morris Companies, Inc.* (December 28, 1995), *Occidental Petroleum Corporation* (January 5, 1995), *E.I. DuPont de Nemours and Company* (February 26,]993), *Chrysler Corporation* (February 26, 1993) and *Texaco, Inc.* (February 26, 1993).

In addition, the Proposal is also vague and indefinite and therefore excludable pursuant to Rule 14a-8(i)(3) because the Proposal fails to define critical terms or otherwise [*6] provide guidance on how it should be implemented. For example, the Proposal does not define which "executives" should be covered by the Proposal. The only indication provided by the Sponsors is the Proposal's vague references in the first bullet of the Proposal's whereas clauses to "top executives" and "top officers." As such, the shareholders, the Board and the compensation committee will be at a loss to determine which people at the Company fall within the Proposal's ambit. Does the Proposal's definition of "executive" refer solely to senior executive officers? Are directors also to be included? Is the Proposal limited only to "top executives" (whatever that means), or does it refer to all "executives" as provided by the resolution? Furthermore, the Proposal does not define the term "compensation." Is compensation limited to salary or does it include benefits? If the latter, does it include merely medical, life, disability and similar employee benefits or does the term include perquisites, stock options and other awards? See, e.g., Eastman Kodak Company (March 3, 2003) (permitting exclusion pursuant to Rule 14a-8(i)(3) of proposal requesting that top salary be capped at $ 1,000,000.00, [*7] including bonus, perks and stock options, and that this be pro-rated each year); General Electric Company (January 23, 2003) (permitting exclusion pursuant to Rule 14a-8(i)(3) of proposal seeking cap on salaries and benefits of $ 1,000,000.00 for officers and directors). Nothing in the Proposal or the supporting statement adds any clarity or any answers to the above. Instead, the Sponsors claim that were the Proposal any more detailed it would "lead to a violation of the strictures of Rule 14a-8(i)(7) as an attempt to micro-manage" the Company. The Sponsors' attempt to turn a flaw (the Proposal's inherent vagueness) into a virtue is unavailing. Answers to questions like those posed above would substantially clarify how the Proposal would affect compensation at the Company without becoming so detailed as to become "micromanaging."

The Sponsors rely on the same inapposite Staff decisions relating to Rule 14a-8(i)(3) in attempting to avoid application of Rule 14a-8(i)(7). Once again, however, there is a fundamental distinction between proposals that merely seek a review and report on executive compensation practices and a proposal, such as the Proposal, that calls for the inclusion [*8] of specified criteria in setting executive compensation.

In this regard, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations *(i.e.,* general compensation matters). While the Staff has stated that proposals relating to senior executive compensation are not excludable pursuant to Rule 14a-8(i)(7), n2 the Proposal is not limited to senior executive compensation. Rather, it applies to executive compensation generally. This is clear not only from the words of the specific resolution "... when setting *executive compensation"* (emphasis added), but also from the whereas clauses in the Proposal that refer to "top executives," the "pay of top officers" and "responsible officers pay." This distinction--between proposals focusing on senior executive compensation and those that touch upon compensation matters more broadly--is critical. See, e.g., FirstEnergy Corp. (February 6, 2004) (permitting exclusion of proposal relating to compensation of president, all levels of vice-president, CEO, CFO and all levels of top management as relating to ordinary business operations); Lucent Technologies Inc. (November 6, 2001) (permitting [*9] exclusion of proposal seeking to decrease salaries, remuneration and expenses of all officers and directors as relating to ordinary business operations), Minnesota Mining and Manufacturing Company (March 4, 1999) (permitting exclusion of proposal seeking to limit yearly percentage increase of top 40 executives' compensation and CEO's compensation to amounts excludable as relating to ordinary business operations). At the Company, there are scores of officers, vice-presidents, senior vice-presidents, division heads and others who are executives and who would thus appear to constitute "executives" for purposes of the Proposal.

n2 See, e.g., Staff Legal Bulletin No. 14A (July 12, 2002).

As a result, because the Proposal applies to a large number of employees, the Proposal seeks the type of intrusion into a company's "ordinary business" the Staff allows to be excluded under Rule 14a-8(i)(7) and therefore the Company should be permitted to omit the Proposal. See FirstEnergy Corp., Lucent Technologies, Minnesota Mining and Manufacturing Company, *supra;* see also The Student Loan Corporation (March 18, 1999) (permitting exclusion of proposal to align compensation of vice-president [*10] and above level employees with shareholder interests excludable as relating to ordinary business operations); FPL Group, Inc. (February 3, 1997) (allowing exclusion of proposal relating to restrictions on compensation paid to middle and executive management as relating to ordinary business operations). The Sponsors cite absolutely no support to the contrary. n3

n3 In addition, that the Proposal does not appear to be principally focused upon executive compensation--but instead relates to matters touching upon the ordinary business operations of the Company--is made all the more evident by the written statement made by St. Joseph Health System in the cover letter it included with the initial submission of the Proposal to the Company: "We continue to be concerned about smoking in motion pictures and how it stimulates adolescents to smoke, and in turn, how this impacts on shareholder value." Nowhere in its letter does St. Joseph mention executive compensation.

II. Conclusion

For the reasons stated above and in the Request Letter, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its [*11] 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205. If you can please fax any Staff response to the Request Letter to Roger Patterson of the Company at (818) 563-4160, we will ensure that the Staff response is immediately mailed by overnight courier to the Sponsors and faxed to Mr. Neuhauser at his fax number (914-349-6164).

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

INQUIRY-2: PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164
Email: pmneuhauser@aol.com

November 23, 2004

Via fax
Securities & Exchange Commission
450 Fifth Street, N.W. [*12]
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Walt Disney Company

Dear Sir/Madam:

I have been asked by the St. Joseph Health System, The Sisters of St. Francis of Philadelphia, the Sisters of St. Dominic of Racine, Wisconsin and the Ursuline Provincialate of the Eastern Province of the United States (who own, in total, more than 115,000 shares of common stock of The Walt Disney Company and who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Walt Disney Company (hereinafter referred to either as "Disney" or the "Company"), and who have submitted a shareholder proposal to Disney, to respond to the letter dated October 15, 2004, sent to the Securities & Exchange Commission by Wachtell Lipton Rosen & Katz on behalf of the Company, in which Disney contends that the Proponents' shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rules 14a-8(i)3), 8(i)(6) and 8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter [*13] sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Disney's year 2005 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for the Company to include non-financial criteria when setting goals to be met in order for executives to obtain levels of executive compensation.

RULE 14a-8(1)3)

The Company argues that the proposal is vague and indefinite. Identical arguments have been made by issuers with respect to proposals dealing with applying social and environmental criteria to executive compensation. Such arguments have long been uniformly rejected by the Staff. See, e.g., *Time Warner Inc.* (February 22, 1996); *Philip Morris Companies, Inc.* (December.28, 1995); *Occidental Petroleum Corporation* (January 5, 1995); *E.I. DuPont de Nemours and Company* (February 26, 1993); *Chrysler Corporation* (February 26, 1993); *Texaco, Inc.* (February 26, 1993). In contrast to these no-action letters, each of which dealt specifically with a claim that a proposal which asked for the use of social and environmental [*14] criteria in setting executive compensation constituted a vague and indefinite proposal and was thereby excludable under Rule 14a-8(i)(3) (then Rule 14a-8(c)(3)), the Company has cited a diverse bunch of no-action letters, none of which is even vaguely relevant to the instant proposal. (E.g., pro-ration of compensation without any indication of what that meant in a resolution calling for a cap on salary; a reference to "these standards" that had no antecedent; a proposal that the registrant not cannibalize the bodies of unborn children; a proposal that corporate governance be improved with no indication of the ways in which it was deficient; a proposal to equate gratuities; a reference to recommendations without saying what they were etc.)

In short, the Company's no-action citations are inapposite. In contrast, the Staff's long-standing position is clear. Since Disney has advanced no argument why the Staff should, in light of changed circumstances or otherwise, overrule the past Staff decisions, there is no reason for the Staff to do so.

The Company's further cavils are, frankly absurd. (For example, that there is no definition of the term "environmental" or that them is no specificity [*15] as to whether the proposal applies locally or globally.) Needless to say, the proposal does not set the exact criteria to be adopted, but leaves the matter to the Board, since to do otherwise would lead to a violation of the strictures of Rule 14a-8(i)(7) as an attempt to micro-manage the firm. It would make no sense for the Rule to require, on the one band, that unless the criteria are enumerated the proposal is so vague as to be excludable under Rule 14a-8(i)(3), and on the other that if the criteria are spelled out in detail that the proponent would be micro-managing the registrant in violation of Rule 14a-8(i)(7). In this connection, we observe that although the Company complains in its "second" and "third" points (see first two full paragraphs, page 4 of its letter) that the shareholder proposal fails to say how the social criteria goals are to be measured, we note that the Proponents' proposal is less vague than was the Compensation Committee report in Disney's 2004 proxy statement, which merely listed a bunch of possible methods for setting executive compensation goals without saying which would actually be used, what their relative weight would be or at what levels the huddles [*16] would be set.

Nor does the citation of *RJR Nabisco Holdings Corp.* (February 25, 1998) have any probative value. The shareholder proposal in that case did not call for using "social responsibility and environmental criteria" in setting executive compensation, as does the Proponents' proposal. Rather it requested the tying of executive compensation to a specific factor. The difficulty was that the specified factor ("federally mandated decreases") did not exist. (In the words of the registrant's letter to the Commission, RJR's Board "cannot adopt a compensation system that links future executive compensation to 'federally mandated decreases' in youth smoking because these standards do not exist".) The no-action letter is therefore wholly irrelevant to the instant situation.

Finally, the Company's argument that the Proponents' proposal is excludable because the supporting statement is "largely irrelevant to the Proposal" is no more persuasive than its other 14a-8(i)(3) arguments. In this connection, the form of the argumentation in the proposal should be noted. The Whereas clause sets the general predicate that social and environmental factors, as a general matter, should be taken [*17] into account in setting executive compensation. After the text of the Resolve Clause, the Supporting statement points out why those general arguments are especially applicable to this particular company. It would appear to be an eminently sensible design of a shareholder proposal. The Company is, in effect, arguing that proponents may not specify why a generic proposal is especially needed and applicable to any given company. Such a result would not only be contrary to good sense and public policy, but would also be directly in conflict with past Staff decisions. See, e.g., *Time Warner, Inc.* (February 22, 1996) (social responsibility and environmental criteria with examples given relating to violence in movies); *Occidental Petroleum Corporation* (January 5, 1995) (similar proposal, with examples given of Occidental's environmental difficulties); *E.I. DuPont de Nernours and Company* (February 26, 1993) (similar proposal, with examples of toxic and global warning releases into the atmosphere); *Texaco, Inc.* (February 26, 1993) (similar proposal, with references to oil spills and pollution). In short, no serious consideration should be given to the Company's [*18] contention that specifying the reason why a shareholder proposal is needed at a given company is a reason to exclude that proposal.

For the foregoing reasons, the Company's argument that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(3) should be rejected.

Rule 14a-8(i)(6)

Since the Proponents' shareholder proposal in neither vague nor indefinite, and since (unlike the situation in RJR Nabisco) it talks of criteria that actually exist in the real world, it will be possible for Disney's Board to effectuate the Proponents' proposal. It therefore is not subject to exclusion by virtue of Rule 14a-8(i)(6).

Rule 14a-8(i)(7)

We are puzzled as to why the Company believes that any of the no-action letters that it cites is in any manner, shape or form applicable to the instant situation. We would agree with the proposition for which those letters stand, namely, that it is the Staff position that if any sub-part of the proposal is a matter of ordinary business then the entire proposal is excludable. We fail to find the relevance of this Staff position to the Proponents' shareholder proposal, which deals with but a single, undivided matter, namely, executive compensation. [*19] That is a topic explicitly immune from the ordinary business exclusion.

The Company implicitly suggests that the proposal is not about executive compensation at all. However it fails utterly to explain why that is so. The Company's argument is similar to the one discussed above in connection with (i)(3), whereby the Company would exclude the reasons why a generic resolution has especial applicability to a given company. It is therefore not surprising that the Staff has consistently rejected similar attempts to claim that executive compensation resolutions are "really" about something else. See, e.g., *Time Warner, Inc.* (February 22, 1996) (the registrant argued that " the proponent unsuccessfully attempts to turn a proposal that deals only with matters related to the Company's ordinary business operations into one dealing with executive compensation"); *Chrysler Corporation* (February 26, 1993) (the registrant argued that the proposal although "ostensibly" dealing with executive compensation really dealt with numerous "matters of ordinary business operations" and that the proponent was attempting "an 'end-run' around that [(i)(7)] exclusion"); *Texaco, Inc.* (February 26, [*20] 1993) (the registrant argued that "the proposal, although couched in terms of executive compensation, is really a proposal dealing with a variety of matters that relate to the ordinary business operations of the Company"); *Eastman Kodak Company* (February 23, 1993) (The registrant contended: "The proposal, although couched in terms of executive compensation, is really a proposal dealing with a variety of matters that relate to the conduct of the ordinary business operations of the Company."). See also *E.I. DuPont de Nemours and Company* (February *26,* 1993).

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly [*21] yours,

Paul M. Neuhauser
Attorney at Law

INQUIRY-3: WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

October 15, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by St. Joseph Health System et al. for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), which has received a shareholder proposal and supporting statement (the "Proposal") sponsored by St. Joseph Health System ("St. Joseph") and co-sponsored by the Ursuline Provincialate of the Eastern Province of the United States, the Sisters of St. Francis of Philadelphia, and the Sisters of St. Dominic of Racine, Wisconsin (together with St. Joseph, the "Sponsors"), which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting [*22] of shareholders (the "2005 Proxy, Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Sponsors of the Company's intention to exclude the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal.

I. The Proposal Presented by the Sponsors

A copy of the Proposal is attached as Annex A hereto. For your convenience, the text of the resolution contained in the Proposal is set forth below:

> RESOLVED, the shareholders request the Board's Compensation Committee, when setting executive compensation, to include social responsibility and environmental (as well as financial) [*23] criteria among the goals that executives must meet.

II. The Proposal May Be Excluded Because It Is So Vague or Indefinite that Neither the Stockholders nor the Company Would Be Able to Determine What It Requires

Rule 14a-8(i)(3) under the Exchange Act permits the omission of a proposal or any statement in support thereof if such proposal or statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials." While the Commission, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to Rule 14a-8(i)(3), it expressly reaffirmed that vague or indefinite proposals and proposals where the resolution and supporting statement are inconsistent may be subject to exclusion. According to Staff Legal Bulletin 14B (September 15, 2004):

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude [*24] a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where
>
> ...

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection may also be appropriate when the proposal and the supporting statement, when read together, have the same result.

The reason for excluding vague and indefinite proposals is that a shareholder voting on such a proposal may believe that approval would produce a result that is wholly different from the result the proponent anticipates or that the registrant's board of directors understands would need to follow, so that subsequent reasonable efforts by the registrant to implement the proposal may contravene the intentions of some or all of the shareholders that voted for it. In *Puget Energy, Inc.* (March 7, 2002), for example, the Staff agreed that there was basis [*25] to exclude as vague and indefinite under Rule 14a-8(i)(3) a proposal for "improved corporate governance," where the registrant's letter to the Staff had argued that "shareholders should not be asked to speculate as to that on which they are voting" and that the proposal's "ambiguity is likely to, lead groups of shareholders to reach different conclusions about [its] purpose" and "cause any action taken by the [registrant] to differ significantly from the actions envisioned by some of the shareholders."

This concern has supported exclusion of a number of proposals specifically related to executive compensation. See, e.g., Eastman Kodak Company (March 3, 2003) (agreeing that there was basis to exclude under Rule 14a-8(i)(3) a proposal that "the Top Salary be capped' at $ 1,000,000.00 to include bonus, perks, [and] stock options" as vague and indefinite, where the registrant's letter to the Staff cited a lack of defined terms, valuation problems, and timing ambiguities); General Electric Company (February 5, 2003) (permitting exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board of directors seek shareholder approval for compensation of senior executives and [*26] board members where the company argued that "neither the share owners nor the [registrant's board of directors] would be able to determine what action or measures would be taken if the proposal were implemented"); Philadelphia Electric Co. (July 30, 1992) (permitting exclusion under Rule 14a-8(c)(3), the predecessor of Rule 14a-8(i)(3), of a proposal relating to election of committee of small shareholders that will present the board with a plan "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees").

The Staff has also agreed to the exclusion under Rule 14a-8(i)(3) of proposals concerned with social responsibility, even when their meaning was more easily discernible than it is in the current Proposal. In *Johnson & Johnson* (February 7, 2003), for instance, the excluded proposal requested a report regarding the registrant's progress concerning "the Glass Ceiling Commission's business recommendations," including a review of certain specific items. See also Alcoa Inc. (December 24, 2002) (finding vague and agreeing to the omission of a proposal calling for the implementation of "human rights standards"); Ann Taylor Stores Corp. [*27] (March 13, 2001) (same); Bristol-Myers Squibb Co. (February 1, 1999) (permitting the exclusion of a proposal that required the company to adopt a policy of pursuing the preservation of unborn children); The Procter & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly-owned companies).

The current Proposal is vague and indefinite in a number of fundamental respects. First, it fails to specify the "social responsibility" and "environmental" criteria with which it is concerned. It does not indicate whether the focus should be global or local -- or perhaps just limited to the workplace -- or what matters should be considered. The "Whereas" clause poses rhetorical questions with regard to "sexual harassment" and "race discrimination" and "environmental accidents," but the Proposal does not indicate whether these specific matters should be considered or how they should be considered. The Proposal notes that 70% of Fortune 100 companies "use [*28] at least one social responsibility criterion," but does not specify which one(s) it would have the Company's shareholders vote on or the Company use.

Second, although the Proposal says that social responsibility and environmental criteria should be "among the goals that executives must meet," it does not set forth the means by which the executives' compliance with such goals would be measured. The Company would be left unable to decide what type of criteria it should use to evaluate an executive's performance with respect to matters of social responsibility. Again, the Proposal poses a hypothetical, asking whether "responsible officers pay [should] be on a business-as-usual scale in a year of a major environmental accident," but does not begin to consider, for instance, who would judge whether such an incident is "major" and which officers would be deemed "responsible" in any given case.

Third, the supporting statement doesn't lend any support to the resolution; it merely says that it is important that the Company "adopt social responsibility and environmental criteria for executive compensation because" and then includes a litany of statistics solely related to tobacco smoking -- [*29] and nothing else. This suggests that depiction of smoking should be a criterion, but leaves the Company (and shareholders) unclear as to what role other issues (including those mentioned in the "Whereas" clause) should play. Nor does the reference to smoking in motion pictures provide any clarity as to how compensation should be evaluated with respect to this issue. The Company would have no idea what actions with regard to the depiction of smoking in movies might be grounds for increasing or decreasing executive compensation, and shareholders voting for the Proposal would have no way of determining what actions the Proposal would encourage or discourage and what the ultimate effect on compensation would be.

The Staff has concurred in the exclusion of a similar proposal in *RJR Nabisco Holdings Corp.* (February 25, 1998). In that case, shareholders had proposed to link executive compensation with a "reduction in teenage smoking." The registrant sought to exclude the proposal as beyond the registrant's power to effectuate because it was "unclear what specific standards the company would have to meet." This Proposal's standards are no clearer than those of the proposal in RJR *Nabisco* [*30] *Holdings Corp.* -- indeed, this Proposal offers no specificstandards at all. As in *RJR Nabisco Holdings Corp.,* the Proposal is properly excludable under Rule 14a-8(i)(6).

The Proposal may also be excluded as vague and indefinite because the supporting statement is largely irrelevant to the Proposal and its "Whereas" clause. The supporting statement fails to draw a connection between the studies relating to smoking in the movies described in the statement and the substance of the Proposal itself. The Staff stated in Staff Legal Bulletin 14 (July 13, 2001) that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the, entire proposal, supporting statement, or both as materially false or misleading." The Staff has concurred in exclusion on this ground when, as here, there is a substantial disconnect between the Proposal and the supporting statement. In *Kmart Corp.* (March 28, 2000), the Staff concurred in exclusion of a proposal to disclose contributions to political parties not recognizing the rights of the unborn when the [*31] supporting statement consisted entirely of statements largely irrelevant to the proposal. n1

n1 Even if the Staff were to disagree that the Proposal is vague and indefinite, and hence excludable in its entirety, the total irrelevance of the supporting statement requires at a minimum that the supporting statement be excluded from the Proposal. As discussed above, Staff Legal Bulletin 14B expressly reaffirmed certain grounds for "modification or exclusion" of proposals in accordance with Rule 14a-8(i)(3). Among the grounds specifically reaffirmed were situations where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." In the precedents, the Staff has also consistently recognized that supporting statements, or portions thereof, which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). See, e.g., Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Knight-Ridder, Inc. (December 28, 1995); Cigna Corp. (February 16, 1988). [*32]

Accordingly, based upon Rule 14a-8(i)(3) and Rule 14a-8(i)(6), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

III. The Proposal May Be Excluded Because the Sponsors Cannot Evade the "Ordinary Business Operations" Exclusion by Linking an Excludable Matter to Executive Compensation

The Proposal's focus on executive compensation is an apparent attempt to circumvent the "ordinary business operations" exclusion for proposals relating to the content, sale, distribution or manner of presentation of particular products. n2 The Sponsors' attempt to circumvent the ordinary business exclusion by submitting this Proposal must fail, however, because the Staff has consistently taken the position that a proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(7) if part of the proposal relates to ordinary business, even when the remainder of the proposal relates to matters other than ordinary business, such as executive compensation. In [*33] *Associated Estates Realty Corporation* (March 23, 2000), the Staff concluded that a proposal which made recommendations concerning the compensation of the chief executive officer and the institution of a business plan which would include disposition of non-core businesses and assets could be excluded in its entirety because it related in part to ordinary business operations. Similarly, in *E*Trade Group, Inc.* (October 31, 2000), the Staff concurred in the omission of a proposal under the ordinary business exclusion which recommended a number of potential mechanisms for increasing shareholder value, including: (a) the sale of the company; (b) changes to the executive compensation plan to more accurately reflect company performance and tie compensation to that performance; (c) reduction of staff to improve earnings performance; and (d) dismissal and replacement of executive officers. The Staff concluded that since two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal should be omitted.

n2 This Proposal was submitted by members of a group of agencies who have been working together with other agencies on issues relating to the depiction of smoking in the movies. Other members of this group have submitted a separate proposal for inclusion in the Company's 2005 Proxy Materials calling for a report on "(i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future" (the "Health Impacts Proposal"). The Company believes it may exclude the Health Impacts Proposal under the long line of no-action letters supporting exclusion of such proposals and has submitted a separate letter regarding that proposal. [*34]

The same conclusion should be reached with regard to this Proposal because the supporting statement makes it clear that the Sponsors are using the form of an executive compensation proposal to sneak in its otherwise excludable opinion regarding a matter of ordinary business (on-screen smoking in the Company's movies).

A proponent using a similar strategy failed in *Wal-Mart Stores, Inc.* (March 15, 1999), where the proposal, on the surface, seemed to be seeking a report on the company's actions to ensure it did not purchase from suppliers who manufactured items using forced labor, convict labor, child labor or who failed to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The Staff noted, however, that a paragraph of the submission related to the registrant's policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage. Given that this paragraph implicated ordinary business matters, the Staff determined that the entire proposal could be excluded under Rule 14a-8(i)(7). See also Z-Seven Fund, Inc. (November 3, 1999) (proposal containing corporate governance recommendations [*35] as well as ordinary business recommendations was permitted to be excluded in its entirety, with the Staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception). Consistent with past Staff practice, this Proposal should be excludable under Rule 14a-8(i)(7), and no revisions should be permitted.

Accordingly, based upon Rule 14a-8(i)(7), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. [*36] Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

ANNEX A

ST. JOSEPH HEALTH SYSTEM

P.O. Box 14132
Orange, CA 92863-1532

714.347.7500 Tel
714.347.1501 Fax
September 27, 2004

Michael Eisner, CEO
Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

Dear Mr. Eisner:

The St. Joseph Health System is a shareholder of Walt Disney Company. As a religious-sponsored Health Care System, we seek to reflect our values in our investment decisions. We continue to be concerned about smoking in motion pictures and how it stimulates adolescents to smoke, and in turn, how this impacts on shareholder value.

We are submitting this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. St. Joseph [*37] Health System owns 5,500 shares of DISNEY WALT CO COM STOCK whose market value is in excess of $ 2,000. These shares have been held since March 3, 2003. We will continue to hold at least $ 2000 worth of stock until after the next annual meeting.

Enclosed is our proof of ownership of common stock in Walt Disney Company.

As religious investors, dialogue with companies is our preferred form of interaction to discuss the issues involved in this resolution. We trust that a dialogue on this topic will be of interest to you as well.

Sincerely,

Mary Ann Gaido
Vice President
Advocacy & Government Relations

ATTACHMENT 1

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA 19014-1207
610-558-7661
Fax: 610-558-5855
E-mail: nnash@osfphila.org
www.osfphila.org

October 27, 2004

Michael D. Eisner, CEO
Disney Corporation
500 S. Buena Vista street
Burbank, CA 91521-0931

Dear Mr. Eisner:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Disney for several years. We are very concerned with the excesses in executive-compensation and the lack of correlation between [*38] financial performance and various aspects of social responsibility. We recognize that this is an issue that needs the response of the Board's Compensation Committee and believe that Disney will address specific criteria related to executive compensation that includes many aspects of social and environmental responsibility. Our concern extends to the most recent scientific evidence that exposure to on-screen smoking has ill effects on adolescents. We trust that you will charter a course that is designed to benefit both shareholder and consumer.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with St. Joseph Health System. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Ms. Mary Ann Gaido, Advocacy and Government Relations. [*39] Her phone number is: 714-347-7751.

As verification that we are beneficial owners of common stock in Disney, I enclose a letter from Northern Trust Company, our portfolio custodian attesting to the fact. It is our intention to keep these shares in our portfolio.

Respectfully yours,

Nord M. Nash, OSF
Director, Corporate Social Responsibility

ATTACHMENT 2

Sisters of
Saint Dominic

5635 Erie Street
Racine, Wisconsin 53402-1900
(262) 639-4100
Fax (262) 639-9702

September 28, 2004

Michael Eisner, CEO
The Disney Company
500 S. Buena Vista
Burbank, CA 91521-1010

Dear Mr. Eisner,

The Sisters of St. Dominic of Racine, Wisconsin are members of the Interfaith Center on Corporate Responsibility, a North American association of 275 Protestant, Catholic and Jewish institutional investors who are committed to addressing social issues as shareholders. We believe that in determining executive compensation, the Board of Directors should consider all aspects of company performance not just financial performance. This includes the social responsibility and environmental performance that is expected of a good corporate citizen.

An environmental consideration that [*40] affects the health of adolescents is the promotional effect of on-screen exposure to tobacco usage. We know that Walt Disney is committed to helping people live longer and healthier lives and work to prevent future deaths that are tobacco related. We want to work with your company to limit the onscreen exposure that our children have to harmful behaviors.

The Sisters of St. Dominic of Racine, Wisconsin are the beneficial owners of 10,200 shares of Walt Disney common stock. A statement verifying our ownership will be sent to you under separate cover. We are filing the enclosed resolution on corporate governance for action at the annual meeting of 2005. We submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Please name in the proxy statement the Sisters of St. Dominic of Racine, Wisconsin as co-filers with the St. Joseph Health System who are the primary. We will continue to hold shares in Walt Disney through the annual meeting.

We are aware that dialog has been taking place on this issue. We will happily withdraw the resolution pending a successful outcome of the dialog. For [*41] matters relating to this resolution, please contact our authorized representative:

Sharon Geertsen
5635 Erie Street
Racine WI 53402
phone: 262-639-4100
fax: 262-639-9702
email: sqeertsen@juno.com
Sincerely,

Sharon Geertsen
Director of Finance

ATTACHMENT 3

URSULINE PROVINCIALATE
EASTERN PROVINCE OF THE UNITED STATES

323 EAST 198TH STREET, BRONX, NEW YORK 10458-3105
718.365.7410 FAX 718.733.4498

September 27, 2004

Michael Eisner, CEO
Disney Company
500 S.Buena Vista
Burbank, CA 91521-1010

Dear Mr. Eisner:

The Ursuline Sisters of the Eastern Province of the U.S. in choosing its investments considers the socially responsible and environmental performance of a company as well as its financial accountability. We are an international community involved in the work of education and as such are keenly interested in the effects of a company's actions on the lives of younger children and adolescents. In recent studies it has been shown that the effect of exposure to smoking in motion pictures has been a primary incentive for adolescents in initiating smoking (The Lancet, June, 2003). In light of the increasing practice of Board compensation committees to use social [*42] responsibility criteria in setting compensation, we ask that our compensation committee give consideration to this practice.

The Ursuline Provincialate of the Eastern Province of the United States are the beneficial owners of at least two thousand dollars ($ 2000) worth of Disney stock. We have continuously held these shares for over one year and will continue to be legal shareholders at least until the next annual meeting. A letter of verification of ownership is enclosed.

I am hereby authorized to notify you of our intentions to present the attached proposal requesting that the Board's Compensation Committee, when setting executive compensation, include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet for consideration and action by the stockholders at the next annual meeting. I hereby submit this for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Ms. Mary Ann Gaido of St. Joseph Health System will serve as the primary contact.

Sincerely,

Mary Sullivan, OSU
Corporate Responsibility Representative

ATTACHMENT [*43] **4**

CORPORATE GOVERNANCE: DISNEY

WHEREAS, the size of executive compensation, often deemed excessive, has become a major public as well as corporate issue. We believe that boards, in setting executive compensation, should consider the social responsibility and environmental performance, as well as the financial performance, of the company. We believe that:

. All too often top executives have received considerable increases in compensation packages even when the company's financial performance or social responsibility performance has been mediocre or poor.
. The relationship between compensation and the social responsibility and environmental performance is an important question. For instance, should the pay of top officers be reduced if the company is found guilty of systematic sexual harassment or race discrimination or poor environmental performance, especially if the result is costly fines or expensive, protracted litigation? Should responsible officers pay be on a business-as-usual scale in a year of a major environmental accident?
. Questions of this type deserve the careful scrutiny of our board and its Compensation Committee. Many companies are now using social [*44] responsibility criteria in setting executive compensation. For example, more than 25% of Fortune 100 companies report that they integrate workplace diversity or environmental criteria in setting their compensation packages and several (including ChevronTexaco, Coca-Cola and Proctor & Gamble) report that they use both of these criteria. Over 70% use at least one social responsibility criteria.
. When compensation is tied to social responsibility, better social responsibility performance will inevitably follow.

RESOLVED, the shareholders request the Board's Compensation Committee, when setting executive compensation, to include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet.

SUPPORTING STATEMENT

We believe that it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because:

. Exposure to smoking in motion pictures is the primary recruiter of new adolescent smokers in the United States *(The Lancet,* June, 2003). Controlling for all other factors, a longitudinal study of more than 2,500 adolescents found this exposure accounted for [*45] 52% of smoking initiation in the group.
. Those researchers also found that the promotional effect of on-screen exposure to tobacco use was largest among children of nonsmokers. Thus, exposure to smoking in movies can neutralize the positive effects of parental role modeling and parental opposition to smoking.
. Content analysis studies at the University of California-San Francisco found that, in the five years 1999-2003, 81 % of all 145 live-action movies our Company released to theaters included smoking; 73% of our youth-friendly movies included smoking.
. In both 2002 and 2004 the government's Centers for Disease Control cited frequency of smoking in movies as a primary reason that youth smoking rates are dropping more slowly than earlier.

. Expert commentary published in *The Lancet* has projected that eliminating smoking from future films rated G, PG and PG-13 would reduce by half the estimated 390,000 adolescents. recruited by their exposure to such scenes in all U.S. releases and avert 50,000 future deaths a year from tobacco-related disease.

Confirmation Report — Memory Send

Date & Time: Jan-11-2005 04:46pm
Tel line : +12128461960
Machine ID : VIACOM

Job number	:	006
Date & Time	:	Jan-11 04:34pm
To	:	914142710637
Number of pages	:	016
Start time	:	Jan-11 04:34pm
End time	:	Jan-11 04:46pm
Pages sent	:	016
Status	:	OK

Job number : 006 *** SEND SUCCESSFUL ***

Allison S. Gray
Counsel

1515 Broadway
New York, NY 10036
Tel: 212-846-7821
Fax: 212-298-8460
allison.gray@viacom.com

VIACOM

Fax

To:	Reverend Michael Crosby, Province of St. Joseph of the Capuchin Order		
Fax:	414-271-0637	Pages (including cover):	16
Phone:	414-271-0735	Date:	January 11, 2005
From:	Allison Gray	cc:	
Re:	Shareholder Proposal		

Comments: Please see the attached.

190206v1

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

Tel 212 258 6070
Fax 212 258 6099
email: michael.fricklas@viacom.com

4-2


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH. D.C. 179 SECTION

VIACOM

VIA FACSIMILE AND DHL

March 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rules 14a-8(i)(7) and 14a-8(i)(3)

Ladies and Gentlemen:

On January 20, 2005, Viacom Inc. (the "Company") filed a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") that was submitted by the Province of St. Joseph of the Capuchin Order ("Province of St. Joseph") from the Company's proxy statement and form of proxy for its 2005 annual meeting of stockholders. This letter is to inform you that the Province of St. Joseph has withdrawn the Proposal. A copy of the letter withdrawing the Proposal is enclosed. Accordingly, the Company is withdrawing its no-action request.

The Company is simultaneously sending a copy of this letter and the enclosure to the Province of St. Joseph.

If you have any questions regarding this letter or require additional information, please contact the undersigned at telephone (212) 258-6070 or fax (212) 258-6099.

Very truly yours,

Michael D. Fricklas

Enclosure

471899

CORPORATE RESPONSIBILITY OFFICE
PROVINCE OF ST. JOSEPH OF THE CAPUCHIN ORDER

1015 North Ninth Street
Milwaukee, WI 53233
Phone: 414-271-0735
Fax: 414-271-0637
mikecrosby@aol.com

February 23, 2005

Allison S. Gray, Counsel
Viacom Inc.
1515 Broadway
New York, New York 10036-5794 Fax: 212-846-1433

Dear Ms. Gray:

Since the SEC has accepted the argument of Disney, GE and Time Warner regarding the resolution filed with them related to Corporate Governance, and since Viacom has argued the say way, at the advice of our Counsel, I hereby withdraw the resolution filed with the company on December 3, 2004. I would request you so notify the pertinent officers at the SEC.

Needless to say, the issue of how management addresses social concerns, including the portrayal of smoking in its movies in a way that influences young people to smoke, remains. I repeat my desire to talk with the company about this issue and welcome a response from you regarding this ongoing request.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent

c. Paul Neuhauser, esq.